UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of June 2005

N.V. Koninklijke Nederlandsche Petroleum Maatschappij	The "Shell" Transport and Trading Company, Public Limited Company
(Exact name of registrant as specified in its charter)	(Exact name of registrant as specified in its charter)

Royal Dutch Petroleum Company
(Translation of registrar's name into English)

The Netherlands	England
(Jurisdiction of incorporation or organisation)	(Jurisdiction of incorporation or organisation)

30, Carel van Bylandtlaan, 2596 HR The Hague The Netherlands	Shell Centre, London SE1 7NA, England
Tel No: (011 31 70) 377 9111	Tel No: (011 44 20) 7934 1234
(Address of principal executive officers)	(Address of principal executive officers)

N.V. Koninklijke Nederlandsche Petroleum Maatschappij

Royal Dutch Petroleum Company

Press Release

Royal Dutch Petroleum Company

The “Shell” Transport and Trading Company, p.l.c.

Shell Confirms Conclusion of US Department of Justice Reserves Investigation: No Further Action against Companies

The Royal Dutch/Shell Group of Companies reported today that the United States Department of Justice issued a public release on 29 June announcing the conclusion of the investigation of the recategorisations of Shell’s proved oil and gas reserves. The announcement, made by the US Attorney for the Southern District of New York, David N Kelly, said that the Department would not take any further action against Shell.

Jeroen van der Veer, Shell’s Chief Executive, commented, “Shell appreciates United States Attorney Kelly's decision. The conclusion of this investigation is a most important step toward putting the matter of the reserves recategorisations behind us.”

Media

UK/USA/International:

Stuart Bruseth +44 20 7934 3505
Simon Buerk +44 20 7934 3453

Netherlands:

Henk Bonder +31 70 377 8750

Institutional Investors

UK:

David Lawrence +44 20 7934 3855
Gerard Paulides +44 20 7934 6287

Europe:

Bart van der Steenstraten +31 70 377 3996

USA:

Harold Hatchett +1 212 218 3112

The Hague, 30 June 2005

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

ROYAL DUTCH PETROLEUM COMPANY	THE “SHELL” TRANSPORT AND TRADING COMPANY, PUBLIC LIMITED COMPANY
(Registrant)	(Registrant)

President/Managing Director (J van der Veer)	Assistant Company Secretary (M. Edwards)

Company Secretary (M.C.M. Brandjes)

Date: 30 June 2005